SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]                                          Form 40-F [    ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [    ]                                                       No [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date	December 6, 2002	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Stan Altschuler/Richard Cooper
Chairman and CEO	Investor Relations
Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC.

Launches TREK™ NITRO™ Optimized Performance Beverage™
in the United States and Canada
The first “ACCELERATOR™”, to Deliver a Serious Blast of Energy
Will be Launched mid-December 2002

VANCOUVER, CANADA, November 18, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, premium beverage company, introduces TREK™ NITRO™, the latest in its line of Optimized Performance Beverages™.

FUEL, BURN and RECOVER, the first TREK™ products launched in July 2002 are “HYDRATORS™”, formulated to provide enhanced hydration and improve performance before, during and after activity. NITRO™ is TREK’s™ first “ACCELERATOR™”, designed to deliver a serious blast of energy. US ingredients include caffeine, taurine and a variety of B vitamins. Initial flavors will be Grape and Blue Raspberry.

Leading Brands Chairman & CEO Ralph McRae said: “Our R&D department has done it again! They’ve managed to give us a completely functional beverage that not only provides an incredible energy boost, but is also gulpable and tastes great. Non-carbonated and slightly sweeter, TREK™ NITRO™ is focused at a consumer that is in need of an immediate lift. We created TREK™ Accelerators™ to extend the reach and appeal of the Optimized Performance Beverage™ category. We are today notifying our distributors and customers that this product will be available for shipping in mid-December 2002.”

Distinguished by a bright yellow and black label and new black carabiner and cap, TREK™ NITRO™ will initially be available in the Company’s unique and award winning 20.6oz (620ml) functional, reusable bottle.

TREK™ is coincidentally introducing its ‘biner exchange program'. Customers will now be able to exchange their TREK™ branded carabiners for TREK™ gear such as hats and t-shirts. Point of sale displays will advertise the program and an expanded version of the exchange will be available at www.trekenergy.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1.	Name, address and telephone number of the issuer of the security distributed: Leading Brands, Inc. (the “Company”) 160 - 7400 River Road Richmond BC V6X 1X6 Tel: 604-214-9722
2.	The issuer is a reporting issuer in British Columbia and in Ontario.
3.	The issuer is listed on the Toronto Stock Exchange and on Nasdaq.
4.	Description of the type of security and the aggregate number distributed: 142,500 stock options granted to 7 employees of the Company or its subsidiaries.

5.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution ¹	Price per security ²/ total purchase price (Canadian $)³	Exemption relied on	Length of any restricted or seasoning period
Joan Chung Richmond BC Canada	10,000	Aug.27, 2002	2.64	74(2)(9)	n/a
Joe Garza Chino Hills, CA USA	10,000	Aug.27, 2002	3.10	74(2)(9)	n/a
Art Greenwald Locust Valley, NY USA	50,000	Aug.27, 2002	2.90	74(2)(9)	n/a
Chad Jeffries Portland OR USA	10,000	Aug.27, 2002	2.76	74(2)(9)	n/a
Sandra McCall Surrey BC Canada	10,000	Aug.27, 2002	3.69	74(2)(9)	n/a

Leading Brands, Inc.
BC Form 45-902F

Tanya Ruecker Stamford CT USA	2,500	Aug.27, 2002	2.62	74(2)(9)	n/a
Marty Jay Zirofsky Pawling NY USA	50,000	Aug.27, 2002	2.76	74(2)(9)	n/a

1.	The grant of options was approved by the Board of Directors on August 27, 2002, but is still subject to shareholder approval and Toronto Stock Exchange approval.
2.	The exercise price of the stock options is the closing market price on Nasdaq on the employees’ start date.
3.	August 27, 2002 exchange rate of 1.55

6.	See attached schedule. This information is not available to the public.
7.	Total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. $63,300
8.	Compensation paid in connection with the distribution: N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Richmond BC this 27th day of November, 2002.

Leading Brands, Inc.
Name of issuer

_/s/ Derek Henrey
Signature of authorized signatory

Derek Henrey
Name and office of authorized signatory

Leading Brands, Inc.
BC Form 45-902F

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE

CONTACTS:

Leading Brands, Inc.	Leading Brands, Inc.	Trek Bicycle Corporation
Ralph D. McRae	Stan Altschuler/Richard Cooper	Dick Moran
Chairman and CEO	Investor Relations	Marketing Director
Tel: (604) 214-9722 ext. 238	Tel: (516) 829-7111	Tel: (920) 478-2191
Email: rmcrae@LBIX.com	Email: info@sgi-ir.com	Email: dick_moran@trekbike.com

LEADING BRANDS, INC. and TREK BICYCLE CORPORATION

Announce Worldwide Licensing and Joint Promotion and Marketing
Relationship Involving Leading Brands’
TREK™ Optimized Performance Beverage™ line

VANCOUVER, CANADA, December 2, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), the developer of the TREK™ Optimized Performance Beverage™ line and TREK BICYCLE CORPORATION of Waterloo, Wisconsin, the manufacturer of TREK Bikes, are pleased to announce a long-term licensing arrangement and joint marketing and promotion initiative.

From its start in a small barn in Waterloo, Wisconsin almost 30 years ago, Trek Bicycle Corporation (“TBC”) has grown to become the largest premium bicycle manufacturer in the United States, with a share of more than 36% of that market. With wholly owned subsidiaries in Austria, the Netherlands, Germany, Japan, Spain, Switzerland and the United Kingdom and distributors in 65 other countries worldwide TBC also has a large and growing international presence for its TREK® bikes.

In July 2002, Leading Brands, Canada’s largest independent, premium beverage company, launched its TREK™ Optimized Performance Beverage™ line across Canada and in the United States. The natural beverage product is distinguished by its unique, award winning packaging, which includes a carabiner and functional, reusable bottle.

Leading Brands Chairman and CEO Ralph McRae stated: “We are fortunate to be able to associate with a company of the stature and reputation of Trek Bicycle Corporation. Their strong tradition of quality, innovation and value are core principles of ours. We also share a mutual desire to build brands recognized around the World in the outdoor and adventure markets. I am convinced that there will be countless opportunities to work together in the months and years to come, both in joint marketing and promotion initiatives and in developing exciting products to take both cycling and this brand to new levels.”

Trek Bicycle’s Marketing Director Dick Moran said: “The new Trek Beverage is an exciting product and good fit for the Trek brand. We are very proud of the Trek Bicycle brand we have built and we look forward to a great business relationship with Leading Brands.”

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

This news release is available at www.LBIX.com

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Leading Brands, Inc. (the “Company”)
160 – 7400 River Road
Richmond BC V6X 1X6

Item 2.	Date of Material Change:

December 3, 2002

Item 3.	Press Release:

A press release announcing the material change was issued on December 2, 2002 for Canadian and U.S. distribution through Canadian Corporate News.

Item 4.	Summary of Material Change:

Leading Brands entered into a licensing agreement with Trek Bicycle Corporation.

Item 5.	Full Description of Material Change:

The Company has entered into a licensing agreement and joint promotion and marketing relationship with Trek Bicycle Corporation, involving the Company’s TREK Optimized Performance Beverage line.

The two companies share a mutual desire to build brands recognized around the world in the outdoor and adventure markets.

Item 6.	Reliance on Section 85(2) of the Act:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Senior Officer:

Ralph McRae, Chief Executive Officer
(604) 214-9722 (Ext. 238)

Item 9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia, this 3rd day of December, 2002

Per:         /s/ Ralph McRae
               Ralph McRae
               Chief Executive Officer

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Derek Henrey	Stan Altschuler/Len Panzer
Chairman and CEO	Chief Financial Officer	Investor Relations
Leading Brands, Inc.	Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (604) 214-9722 Ext.313	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: dhenrey@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
8:00 AM PST (11:00 AM EST), Tuesday December 10, 2002

VANCOUVER, CANADA – December 6, 2002 -- LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, premium beverage company, today announced that it will hold a conference call at 8:00 am, Pacific Standard Time, (11:00 am Eastern Standard Time) on Tuesday, December 10th, 2002.

You are invited to listen to the conference call where Ralph D. McRae, Chairman and CEO of Leading Brands, Inc. will discuss recent positive events involving the Company.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

                       1-416-641-6653

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #21078448.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK™, Pez® 100% Juices™, Johnny’s Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2002 Leading Brands, Inc.

This news release is available at www.LBIX.com

FORM: 1 | CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE: The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

10/01 | Page 1 / 4

TSE

FORM: 1 | **Company Name: Leading Brands, Inc.** **Stock Symbol: LBI**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		13,667,518
ADD:	Stock Options Exercised	7,500	
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance:		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**13,675,018**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

10/01 | Page 2 / 4 TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. Stock Option Plan and / or Agreement

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance	**3,910,519**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted *
			SUBTOTAL	Nil

* These options were approved by the Board of Directors on August 27, 2002, but are subject to shareholder approval.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
Nov.26/02	Patrick Wilson	Nov.16/99	US $0.906	7,500
			SUBTOTAL	7,500

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Nov.1/02	Matthew Kemp	Aug.27/02	Dec.1/02	US$ 2.12	10,000
Nov.4/02	Howard Wishner	Apr.3/02	Nov.4/02	US$ 1.70	200,000
				SUBTOTAL	210,000

Stock Option Outstanding — Closing Balance	**3,693,019**

10/01 | Page 3 / 4

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,761,519
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)	7,500	
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,754,019**

All information reported in this Form is for the month of November, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Marilyn Kerzner

PHONE / EMAIL 604-214-9722 (Ext.270) mkerz@LBIX.com

DATE December 6, 2002

10/01 | Page 4 / 4

TSE